ATLANTA	WASHINGTON

Direct Dial: 404/572-6694
EMAIL: TWADE@POGOLAW.COM

April 14, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Todd K. Schiffman

Re:	Atlantic Southern Financial Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 24, 2006
File No. 333-131155

Ladies and Gentlemen:

On behalf of our client Atlantic Southern Financial Group, Inc. (the Company), we are responding to the comments received from your office by letter dated April 6, 2006 with respect to the above-referenced Registration Statement on Form S-1/A.  We have restated and responded to each of your comments below.  Capitalized terms used in this letter have the meanings ascribed to them in the Amendment No. 1 to the Registration Statement.  All page references (excluding those in the headings and the staff’s comments) refer to the pages of the marked courtesy copy of Amendment No. 2 to the Form S-1, which is being filed concurrently and reflects the Company’s responses to your comments.

Summary, page 1

1.             We note your response to our prior comment no. 2.  Please revise or delete the second sentence in the introductory paragraph to avoid the qualifications the summary is “incomplete” and cannot be relied upon without reading the entire prospectus.

Response: We have revised the prospectus accordingly.

There has been no active market for our common stock…page 13

2.             Please revise to clarify that current trading volume on the OTCBB is light.

Response: We have revised the prospectus accordingly.

Use of Proceeds, page 21

3.             We note your response to prior comment 12.  Please clarify to the staff why you do not address your plans to open three new branches and purchase additional land in the near future.

Response: We have updated our prospectus to include a more detailed discussion of our plans to use the proceeds for future growth, including opening de novo branches and purchasing additional land.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Asset Quality, page 38

4.             We refer to your response to Comment 23 regarding your revised discussion of how additions to the allowance for loan losses are determined in which you eliminated the reference to establishing the additions by maintaining a ratio of the allowance for loan losses to total loans in the range of 1.00% to 1.25%.  In this regard, please reconcile your revised disclosure in this section to the last paragraph of the “Provision for Loan Losses” section on page 33 which states that additions to the allowance are primarily based on maintaining a ratio of the allowance for loan losses to total loans in a range of 1.00% to 1.25%.

Response: We have reconciled our response in this section to the last paragraph of our revised disclosure referenced above in Comment 4.

Provision for Loan Losses, page 39

5.             We refer to your response to Comment 33 in which you state you have revised this section to describe your methodology for determining the amount of your allowance for loan losses.  Please tell us where you have provided the revised disclosure, considering this section in your amendment does not appear to have been revised to include the following information:

a.             Provide a discussion of how you determine each element of the allowance based on a credit classification process that categories loans into risk categories, such as loan segmentation and rating into standard, doubtful and loss categories.

b.             Explain your methodology for evaluating loans individually and as groups, considering the requirements of SFAS 5, as amended by SFAS 114.

c.             Describe how you determined the loss factors that you applied to graded loans to develop a general allowance; and

d.             Reconcile this methodology with the statement in the last paragraph on page 39 that states the additions to the reserve are based on maintaining a ratio of the allowance to total loans in a range of 1.00% to 1.25%.

Response: We have revised the prospectus accordingly, the revised disclosure can be found on page 39.

Liquidity, page 45

6.             We refer to your response to comment 25 and to the updated disclosure which shows your liquid assets as a percentage of deposits decreased to 1.69% in 2005 as compared to 4.44% in 2004 and 7.78% in 2003.  As requested previously, please discuss in this section the reasons for this significant decrease in this liquidity ratio in the last two fiscal years.  State if this decrease is indicative of a trend which is expected to recur in future fiscal periods and, if so, consider discussing this trend as a risk factor in the “Risks Related to our Business” section on page 7.

Response: The reason for the significant decrease in liquid assets as a percentage of deposits is due to the increase in deposits.  The increase in deposits is due to the funding of loan growth.  We do not expect this decrease to be an indicator of a trend expected to recur in future fiscal periods.

Note A.4, Loans Held for Sale, page F-8

7.             We refer to your response to comment 51 in which you state that the comment is no longer applicable considering the financial statements as of September 30, 2005 are no longer included in the registration statement.  Considering that the consolidated balance sheet as of December 31, 2005 shows you have loans held for sale of $1.226 million as compared to $1.186 million for 2004, please tell us and state in the income statement for each period the gains or losses realized on sales of loans for each period.  In addition, discuss in Management’s Discussion and Analysis the following:

Response: The following is also discussed in Management’s Discussion and Analysis.

a.             Explain why your statements of cash flows for 2005 and 2004 do not show any adjustments to cash flow for gains or losses recognized on loans sold during these periods.

Response: Loans held for sale are sold to other mortgage companies at stated value; therefore, the Company does not have any gains or losses on the sale of these loans.

b.             Disclose any concerns regarding the creditworthiness of any loans held for sale and of your ability to sell them during the next twelve months.

Response: Loans held for sale consist of loans that have been pre-sold for a specific mortgage company and are usually funded within two weeks of the origination of the loan.  The Company has not entered into any contracts that have terms that require origination of a certain amount of loans or required yields.  The Bank only originates loans for sale to well established, national mortgage companies and reviews the underwriting standards of the mortgage companies.

c.             Explain how you consider impairments to the carrying value of the loans held for sale in your analysis of the reasonability of the allowance for loan losses.

Response: These loans are sold on a non-recourse basis and are not considered in the analysis of the reasonableness of the allowance for loan losses.

Financial Statements of NSB Holdings, Inc. for nine-month period ended September 31, 2005

Note (6), Interest Rate Floors, page F-32

8.             We refer to your response to comment 57 and to the new note A.3, “Derivative Instruments and Hedging Activities” on page F-7 of the financial statement for the year ended December 31, 2005.  Considering 63% of the Company’s loans have contractual floors, please revise the note to provide the following information regarding the interest caps and floors:

a.             Disclose the specific terms of each material interest contract, including the notional principal amount and the contractual terms of the floors which serve as cash flow hedges.  Describe the type of loans being hedged and the quantitative terms of the floors used as a hedge.

b.             Considering you state that no hedge ineffectiveness from cash flow hedges was recognized in the income statement, for the interest rate cap contracts that qualify as hedging instruments under SFAS 133, please include in MD&A the following information:

•      Describe the quantitative measures of correlation you use to assess the effectiveness of each hedge both at inception and on an ongoing basis.

•      Please tell us whether you use the long-haul and/or the short cut application of hedge accounting for each major type of derivative contract that you have entered into and compare and contrast each treatment and how it complies with paragraphs 68-70 of SFAS No. 133.

•      Disclose when you perform these assessments on an interim or annual basis.

•      Provide an expanded discussion of how your derivative instruments qualify for hedge accounting under SFAS 133 and how your accounting policies comply with that standard.

Response: We have revised the prospectus accordingly, the revised disclosure can be found on page F-43.

Additional Comments

Note G, “Borrowings”, page F-19

9.             Revise the disclosure of the advances from the FHLB to state the terms of the interest rate caps embedded in the $6 million advance due in 2008 and the conversion features of the $5 million advance due in 2007.  Refer to footnotes * and ** regarding the terms of these advances in the Liquidity section on page 46.

Response: We have revised the prospectus accordingly.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

10.           Include in this section the disclosure required by Item 11(i) of Form S-1 to provide the information regarding the change in accountants described in Form 8-K filed on March 15, 2006.  Refer to Item 304 of Regulation S-K.

Response: We have revised the prospectus accordingly.

Form 10-K for the period ended December 31, 2005

General

11.           Revise to include the changes in disclosure made in the amendment to the Form S-1 that are applicable to the financial statements and Management’s Discussion and Analysis of Financial Condition and Operations in the Form 10-K.

Response: We will file an amended 10-K under separate cover.

Change and Disagreements with Accountants on Accounting and Financial Disclosures, page 73

12.           Revise this section to describe the dismissal of your current independent auditors on March 9, 2006 and the engagement of your new auditors on that date.  Incorporate by reference the Form 8-K filed on March 15, 2006 that provides the disclosure regarding the change in accountants required by Item 304 of Regulation S-K.

Response: We have incorporated by reference the Form 8-K and will file an amended 10-K under separate cover.

***

We trust this response has addressed your concerns.  Please do not hesitate to let us know of any additional questions or comments that the staff may have.  Thank you.

Very truly yours,

/s/ Todd Wade

Todd Wade

FOR POWELL GOLDSTEIN LLP

Enclosures

Cc:	Ms. Carol Soto
Beth Lanier, Esq.